



Leslie Whirly Robinson · 3rd

Executive Producer creator of inventive, trendsetting television at Swirly Whirly Media.

Atlanta Metropolitan Area · 500+ connections · **Contact info**

Swirly Whirly Media

Florida SouthWester College

Experience

Executive Producer/Creator

Swirly Whirly Media LLC · Full-time
Jul 2018 – Present · 2 yrs 4 mos
Atlanta Metropolitan Area

Creator/Executive Producer - CHICKLET CLUB TV SHOW
Creator/Executive Producer - FAST GIRLS
Co-Executive Producer - FOLLOW HER

Chief Executive Officer

SS Studios · Full-time
Mar 2011 – Mar 2018 · 7 yrs 1 mo
Florida, United States

Animation, Film Making, Story Telling, Marketing, Production, Development of prevention programs for children 6-12. Smart Girls Rule Prevention program. Be a Buddy not a Bully Prevention program.
Marijuana Adolescent prevention program. Marijuana and the effects on the adolesc ...**see mor**

Education



Florida SouthWestern State College

Elementary Education and Teaching, K-6

2017 – 2020

Activities and Societies: Lee County Coalition Drug Free SWFL Drug Free Collier County Coalition Naples Sheltor

Volunteer Experience

Member Board Of Directors

Coalition for Drug Free SWFL

Jul 2014 – Apr 2016 • 1 yr 10 mos

Education

Prevention resources to families in Lee County. Prevention events include Drug House Odyssey Red Ribbon Week Celebrations, Town Hall Meetings and Lunch and Learn Educational Events. Created marijuana prevention PSA .

Prevention Services

Youth Services Coalition of Fort Myers

Jun 2016 – Jun 2017 • 1 yr 1 mo

Children

YSC is a collaborative group of youth service providers, educators, government agency representatives and teen advisers in Fort Myers, FL.

Prevention Specialist Volunteer

Healthy Start of Southwest Florida

Apr 2017 – Apr 2018 • 1 yr 1 mo

Children

Reduce the number of infant deaths
Reduce the number of premature or low birth weight babies
Improve health and developmental outcomes for young children

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Skills & Endorsements

Public Speaking · 48

Endorsed by **Jessica Spencer EdD,CAP,CPP and 2 others who are highly skilled at this**

Nonprofits · 46

Endorsed by **Nadia Greenspan, LCPC NCC CGP and 2 others who are highly skilled at this**

Social Networking · 40

Endorsed by **Rockers In Recovery® and 1 other who is highly skilled at this**

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